[LOGO] RCG STARBOARD ADVISORS, LLC


July 30, 2007

Christopher Pappas
Luby's, Inc.
President, Director and CEO
13111 Northwest Freeway Suite 600
Houston, Texas 77040

cc:      Board of Directors

Dear Christopher,

RCG Starboard Advisors, LLC, a subsidiary of Ramius Capital Group, L.L.C., together with its affiliates, currently own approximately 6.5% of Luby's, Inc. ("Luby's" or "the Company"). As the largest independent shareholder of Luby's, we believe that the Company is undervalued and we are concerned that both management and the Board of Directors have not taken appropriate action to unlock the intrinsic value of the Company. While we applaud the improvement in restaurant operations over the past six years, we believe a significant amount of untapped value resides in Luby's real estate holdings. Over the past few months we have made several attempts to meet with you and the rest of Luby's management team to discuss our ideas for enhancing shareholder value, but Company representatives have repeatedly informed us that members of management are too busy to meet with us.

Therein lies one of our chief concerns with Luby's corporate practices. As shareholders of Luby's, we are extremely concerned that the time commitment associated with running the Pappas restaurant entities, which are privately owned by you and your brother Harris, is preventing Luby's management from taking the steps necessary to unlock value at Luby's. While we are sympathetic to the difficulty of managing both businesses, the shareholders of Luby's are not interested in the Pappas restaurant chain. We are interested in Luby's. As a public company, management has a fiduciary responsibility to work with the Board of Directors to maximize value for all shareholders.

With the value of Luby's real estate, potentially exceeding its current enterprise value, we believe value can be maximized in one of two ways: 1) execute a sale leaseback on a substantial portion of the owned real estate with a coincident stock buyback and special dividend or 2) sell the Company for a price that reflects the full value of the Luby's concept and the associated real estate in order to maximize risk adjusted returns for shareholders. Given the available sources of financing, we believe a private equity firm could purchase Luby's at the current market price with little or no equity consideration. Also, when considering the value of the Luby's concept and related cash flow, we believe the business could attract a significant premium in a competitive sale process.

[LOGO] RCG STARBOARD ADVISORS, LLC


After conversations with several real estate and sale leaseback experts, we believe that Luby's real estate is worth between $206 million and $265 million pre-tax in a sale leaseback transaction. This represents between 91% and 117% of the Company's current enterprise value.


================================================================================
                                                                 ($ in millions)

Sale Leaseback Transaction                                      Low        High
========================================================    =======     =======
Owned Properties                                               93.0        93.0
Average Revenue per Property                                   2.52        2.52
                                                            -------     -------
Estimated Revenue on Owned Properties                       $ 234.0     $ 234.0
Estimated Rent Expense                                          7.5%        8.5%
                                                            -------     -------
Rent Payed                                                  $  17.5     $  19.9
Cap Rate                                                        8.5%        7.5%
                                                            -------     -------
Real Estate Value                                           $ 206.5     $ 265.2

Shares Outstanding                                             26.2        26.2

================================================================================
Real Estate Value per Share                                 $  7.89     $ 10.14
================================================================================
--------------------------------------------------------------------------------
Source: Estimates based on RCG Starboard internal projections.

We believe Luby's stock price of $9.66 per share as of July 27th, ascribes little to no value to the Company's real estate. Additionally, the current price does not, in our view, fully value the cash flow or growth strategy of Luby's as is evidenced by the 6.8x multiple of latest twelve months ("LTM") EBITDA.

Upon executing a sale leaseback transaction, we estimate that Luby's will have net cash after taxes of between $208 million and $244 million. We believe that the Company should use between $100 million and $150 million in cash to do a large buyback and pay a substantial one-time dividend. We believe the remaining cash from the sale leaseback transaction and the Company's significant debt capacity should then be used to fund management's recently disclosed restaurant expansion strategy. We believe this strategy will create the most value for shareholders and will leave the Company with sufficient cash to grow. Assuming the Company is able to repurchase shares in a Dutch auction tender offer at a 20% premium to the current market price, this buyback would retire approximately 33% to 49% of the current shares outstanding.

After completing the sale leaseback transaction, stock buyback, and special one-time dividend, we believe Luby's stock could trade at a valuation more in line with comparable public companies. Based on analyst next twelve months ("NTM") consensus EBITDA estimates of $37.9 million, and assuming the Company pays between $17.5 million and $19.9 million of market rent post sale leaseback, Luby's pro-forma NTM EBITDA would be between $20.4 million and $18.0 million. Although we believe there is no justification for the discount currently ascribed to Luby's shares, using a 10% discount on the high end of the comps below and the current NTM EBITDA multiple on the low end, Luby's could trade for between 6.0x and 6.2x NTM EBITDA.

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
=========================================================================================================================
COMPARABLE STATISTICS                                                                                    ($ in millions)

                          Market    Enterprise           EBITDA         Enterprise Value / EBITDA   LTM EBITDA    NTM* Rev
Company Name               Cap        Value         LTM          NTM*        LTM         NTM*         Margin       Growth
------------               ---        -----         ---          ----        ---         ----         ------       ------
Darden Restaurants       $5,952.0    $6,624.8    $  805.3     $  817.6       8.2x        8.1x          14.5%         6.0%
Brinker International     3,061.7     3,582.9       564.3        537.5       6.3x        6.7x          13.1%         5.8%
Bob Evans Farms Inc.      1,083.1     1,260.2       178.8        181.3       7.0x        7.0x          10.8%         5.8%
CBRL Group Inc.             951.5     1,644.9       278.3        242.1       5.9x        6.8x          10.3%        (9.8%)
O'Charley's                 428.0       567.2        94.3        109.4       6.0x        5.2x           9.5%         4.6%
Denny's Corp.               384.1       796.2       120.7        104.6       6.6x        7.6x          12.3%        (7.1%)
------------------------------------------------------------------------------------------------------------------------
Average                                                                      6.7x        6.9x          11.7%         0.9%
========================================================================================================================

Luby's, Inc.                252.6       227.1    $   33.5     $   37.9       6.8x        6.0x          10.4%         2.0%

* Estimates per Capital IQ, as of July 27, 2007 and RCG Starboard internal estimates.
Source: Market data per Bloomberg and Capital IQ as of July 27, 2007. Luby's, Inc. NTM EBITDA estimate is fiscal year 2008 estimate.

With the execution of the aforementioned changes, our analysis below demonstrates that Luby's shares could be valued in a range of $13.11 per share to $15.57 per share. This represents between a 36% and 61% increase from the current stock price.

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================================================================================
                                                                 ($ in millions)

Step 1: Sale Leaseback Transaction:                           Low         High
===================================                       =======      =======

Real Estate Value                                         $ 206.5      $ 265.2
Estimated Taxes @38% (a)                                    (24.4)       (46.7)
                                                          -------      -------
After Tax Real Estate Value                               $ 182.1      $ 218.5
Net Cash on Balance Sheet                                    25.5         25.5
                                                          -------      -------
Net Cash after Sale Lease Back                            $ 207.6      $ 244.0

Step 2: Stock Buyback:
===================================

Current Stock Price                                       $  9.66      $  9.66
Buyback Premium                                              20.0%        20.0%
                                                          -------      -------
Stock Price for Buyback                                   $ 11.59      $ 11.59

Cash Used for Buyback                                     $ 100.0      $ 150.0

Shares Acquired During Buyback                               8.63        12.94

Remaining Shares After Buyback                              17.53        13.21

Step 3: Special One Time Dividend:
===================================

Value of Dividend                                         $  42.6      $  29.0

Step 4: Company Valuation:
===================================

Consensus NTM EBITDA (b)                                  $  37.9      $  37.9
Market Rent from Sale Lease Back                            (17.5)       (19.9)
                                                          -------      -------
Pro Forma NTM EBITDA                                      $  20.4      $  18.0
NTM EV / EBITDA Valuation Multiple                            6.0x         6.2x
                                                          -------      -------
Implied Enterprise Value                                  $ 122.1      $ 111.7
Net Cash After Buyback                                       65.0         65.0
                                                          -------      -------
Implied Market Cap                                        $ 187.1      $ 176.7

Pro Forma Shares Outstanding                                17.53        13.21

Implied Stock Price                                       $ 10.67      $ 13.37

================================================================================
Implied Stock Price Including Dividend                    $ 13.11      $ 15.57
================================================================================
--------------------------------------------------------------------------------
Source: Estimates based on RCG STARBOARD internal projections.

(a): Tax Base estimated by adding the land at book value and the buildings as a % of net PP&E from 10Q filed on June 15, 2007.
(b): NTM EBITDA estimate is fiscal year 2008 estimate.

While we believe a sale lease back transaction and the distribution of capital can unlock significant shareholder value, the value of the Company's shares could continue to trade below their intrinsic value as long as there is perceived management conflict or distraction. We are concerned that significant potential conflicts of interest and time commitment issues exist for certain members of management and directors of Luby's who are also employed by, or otherwise affiliated with, your Pappas restaurant entities. This does not represent good corporate governance. While you may be able to manage through

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your conflicts of interest, we believe it is imperative for you to surround yourself with a wholly disinterested Board and management team that can render independent judgment and ensure that any future potential conflicts of interest between Luby's and Pappas restaurants are evaluated with the best interests of all of the Company's shareholders in mind.

We note below just a few of the current time commitment issues and potential conflicts of interest for certain members of Luby's management team and Board:

      o Frank Markantonis, a member of Luby's Board, has served as an attorney for many years for the Pappas restaurant entities and his principal client throughout his legal career has been Pappas Restaurants, Inc.

      o Mr. Markantonis' step-son, Peter Tropoli, serves as a Senior Vice President, General Counsel and Secretary for Luby's and has provided legal services to the Pappas restaurant entities.

      o Luby's current financial and accounting advisor and former Chief Financial Officer, Ernest Pekmezaris, also serves as the Treasurer of Pappas Restaurants, Inc.

      o Additionally, we note that the new Chief Financial Officer, Scott Gray, served as Internal Auditor at Pappas restaurants prior to joining the Company in 2001. It is unclear whether he retains any current conflict.

We firmly believe in the value of Luby's. Management and the Board cannot just accept the current state because of past accomplishments but rather are duty bound to maximize value for shareholders today. We strongly urge you to take prompt action to unlock the inherent value of the Company's real estate holdings to highlight the strong free cash flow generation ability of the Luby's franchise, while improving corporate governance and minimizing conflicts. The Board should immediately engage a strategic advisor to assist the Company in either a sale leaseback transaction or a sale of the Company. There is a significant opportunity to unlock value at Luby's. We look forward to working with senior management and the Board to meet that objective.

Best Regards,


/s/ Jeffrey C. Smith
Jeffrey C. Smith
Partner
Ramius Capital Group